Exhibit 99.1

BIONDVAX PHARMACEUTICALS LTD.

FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

U.S. DOLLARS IN THOUSANDS

Unaudited

- - - - - - - - - - - - - -

BIONDVAX PHARMACEUTICALS LTD.

CONDENSED BALANCE SHEETS (Unaudited)

U.S. dollars in thousands (except share and per share data)

	June 30,	December 31,
	2023	2022
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$7,506	$14,075
Restricted cash	126	140
Prepaid expenses and other receivables	138	155

Total current assets	7,770	14,370

NON-CURRENT ASSETS:
Property, plant and equipment, net	10,802	11,245
Operating lease right-of-use assets	1,325	1,452

Total non-current assets	12,127	12,697

Total assets	$19,897	$27,067

The accompanying notes are an integral part of the unaudited condensed financial statements.

BIONDVAX PHARMACEUTICALS LTD.

CONDENSED BALANCE SHEETS (Unaudited)

U.S. dollars in thousands (except share and per share data)

	June 30,	December 31,
	2023	2022
	Unaudited	Audited
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$651	$716
Operating lease liabilities	394	382
Other payables	843	1,240

Total current liabilities	1,888	2,338

NON-CURRENT LIABILITIES:
Warrants liability	902	5,329
Loan from others	23,292	20,082
Non-current operating lease liabilities	927	1,078

Total non-current liabilities	25,121	26,489

CONTINGENT LIABILITIES AND COMMITMENTS

SHAREHOLDERS’ EQUITY (DEFICIT):
Ordinary shares of no par value: Authorized: 20,000,000,000 shares at June 30, 2023 and at December 31, 2022; Issued and outstanding 1,453,970,784 shares at June 30, 2023 and 989,290,784 shares at December 31, 2022	-	-
Additional paid-in capital	117,740	116,082
Accumulated deficit	(123,112)	(115,835)
Accumulated other comprehensive loss	(1,740)	(2,007)

Total shareholders’ deficit	(7,112)	(1,760)

Total liabilities and shareholders’ deficit	$19,897	$27,067

The accompanying notes are an integral part of the unaudited condensed financial statements.

BIONDVAX PHARMACEUTICALS LTD.

CONDENSED STATEMENTS OF OPERATIONS (Unaudited)

U.S. dollars in thousands (except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
	Unaudited

Research and development expenses, net	$1,454	$1,974	$3,449	$3,137
Marketing, general and administrative	1,141	1,289	2,332	2,741

Total operating loss	2,595	3,263	5,781	5,878

Financial loss (income), net	1,167	(280)	1,496	(420)

Net loss	$3,762	$2,983	$7,277	$5,458

Net loss per share attributable to ordinary shareholders, basic and diluted	(0.003)	(0.004)	(0.006)	(0.01)

Basic and diluted net loss per share
Weighted average number of shares used for computing basic and diluted net loss per share	1,351,850,046	746,898,671	1,322,019,241	745,817,220

The accompanying notes are an integral part of the unaudited condensed financial statements.

BIONDVAX PHARMACEUTICALS LTD.

CONDENSED STATEMENTS OF COMPREHENSIVE LOSS (Unaudited)

U.S. dollars in thousands (except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
	Unaudited

Net loss	(3,762)	(2,983)	(7,277)	(5,458)

Other comprehensive (income) loss:
Foreign currency translation adjustments	151	(13)	267	(47)

Total comprehensive loss	$3,611	$(2,996)	$7,010	$(5,505)

The accompanying notes are an integral part of the unaudited condensed financial statements.

BIONDVAX PHARMACEUTICALS LTD.

CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Unaudited)

U.S. dollars in thousands (except share and per share data)

	Three months ended June 30, 2023
	Ordinary shares		Additional paid-in	Accumulated comprehensive	Accumulated	Total shareholders’
	Number	Amount	capital	loss	deficit	equity

Balance as of March 31, 2023	1,313,623,184	$-	$116,431	$(1,891)	$(119,350)	$(4,810)

Exercise of warrants	140,015,200	-	704	-	-	704
Vested RSU’s	332,400	-	-	-	-	-
Issuance of warrants	-		398			398
Share-based compensation	-	-	207	-	-	207
Other comprehensive income	-	-	-	151	-	151
Net loss	-	-	-	-	(3,762)	(3,762)

Balance as of June 30, 2023	1,453,970,784	$-	$117,740	$(1,740)	$(123,112)	(7,112)

	Six months ended June 30, 2023
	Ordinary shares		Additional paid-in	Accumulated comprehensive	Accumulated	Total shareholders’
	Number	Amount	capital	loss	deficit	equity

Balance as of January 1, 2023	989,290,784	$-	$116,082	$(2,007)	$(115,835)	$(1,760)

Exercise of warrants	464,015,200	-	801	-	-	801
Vested RSU’s	664,800	-	-	-	-	-
Issuance of warrants	-		398			398
Share-based compensation	-	-	459	-	-	459
Other comprehensive income	-	-	-	267	-	267
Net loss	-	-	-	-	(7,277)	(7,277)

Balance as of June 30, 2023	1,453,970,784	$-	$117,740	$(1,740)	$(123,112)	(7,112)

The accompanying notes are an integral part of the unaudited condensed financial statements.

BIONDVAX PHARMACEUTICALS LTD.

CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Unaudited)

U.S. dollars in thousands (except share and per share data)

	Three months ended June 30, 2022
	Ordinary shares		Additional paid-in	Accumulated comprehensive	Accumulated	Total shareholders’
	Number	Amount	capital	loss	deficit	equity

Balance as of March 31, 2022	745,048,544	-	113,777	(2,089)	(112,514)	(862)

Expiration of employees options		-	152	-	-	152
Share-based compensation	-		406	-	-	406
Vested RSU’s	2,104,520	-	-	-	-	-
Other comprehensive loss	-	-	-	(13)	-	(13)
Net loss	-	-	-	-	(2,983)	(2,983)

Balance as of June 30, 2022	747,153,064	$-	$114,335	$(2,102)	$(115,497)	$3,264

	Six months ended June 30, 2022
	Ordinary shares		Additional paid-in	Accumulated comprehensive	Accumulated	Total shareholders’
	Number	Amount	capital	loss	deficit	equity

Balance as of January 1, 2022	739,048,544	-	113,076	(2,055)	(110,039)	982

Issuance of shares, net of issuance costs of $6	6,000,000	-	216	-	-	216
Vested RSU’s	2,104,520	-	-	-	-	-
Expiration of employees options		-	152	-	-	152
Share-based compensation	-		891	-	-	891
Other comprehensive loss	-	-	-	(47)	-	(47)
Net loss	-	-	-	-	(5,458)	(5,458)

Balance as of June 30, 2022	747,153,064	$-	$114,335	$(2,102)	$(115,497)	$3,264

BIONDVAX PHARMACEUTICALS LTD.

CONDENSED STATEMENTS OF CASH FLOWS (Unaudited)

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,
	2023	2022
	Unaudited	Unaudited
Cash flows from operating activities:

Net loss	$(7,277)	$(5,458)

Adjustments to reconcile net loss to net cash used in operating activities:

Depreciation of property, plant and equipment	285	279
Expense of in-process research and development	-	179
Financial expenses related to loan from others	4,321	-
Share-based compensation	452	870
Decrease in other receivables	8	115
Warrants revaluation	(3,333)	-
Changes in operating lease right-of-use assets	(16)	(10)
Increase in trade payables	(31)	(317)
Changes in operating lease liabilities	3	9
(Decrease) increase in other payables	(347)	(437)

Net cash used in operating activities	(5,935)	(4,770)

Cash flows from investing activities:

Purchase of property, plant and equipment	(383)	(486)

Net cash used in investing activities	$(383)	$(486)

The accompanying notes are an integral part of the unaudited condensed financial statements.

BIONDVAX PHARMACEUTICALS LTD.

CONDENSED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,
	2023	2022
	Unaudited	Unaudited

Cash flows from financing activities:

	$-	$-

Net cash provided by financing activities	-	-

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(265)	(839)

Decrease in cash, cash equivalents and restricted cash	(6,583)	(6,095)
Cash, cash equivalents and restricted cash at the beginning of the period	14,215	17,518

Cash, cash equivalents and restricted cash at the end of the period	$7,632	$11,423

Supplementary disclosure of cash flows activities:

(1) Cash paid during the year for:

Interest	$725	$-

(2) Non-cash transactions:

Issuance of warrants	398	-

Exercise of warrants liability to equity	$801	$-

Reconciliation of cash, cash equivalents and restricted cash:

Cash and cash equivalents	$7,506	$11,285
Restricted cash	126	138

Cash, cash equivalents and restricted cash	$7,632	$11,423

The accompanying notes are an integral part of the unaudited condensed financial statements.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 1:- GENERAL

a.	Biondvax Pharmaceuticals Ltd. (the “Company”), is a biotechnology company focused on developing, manufacturing, and commercializing innovative immunotherapeutic products primarily for the treatment of infectious and autoimmune diseases. The Company was incorporated on July 21, 2003 in Israel, and started its activity on March 31, 2005. The Company’s principal executive offices, manufacturing site and R&D laboratories are located at Jerusalem, Israel.

b.	On December 22, 2021, the Company signed an exclusive, worldwide, license agreement with the Max Planck Society (“MPG”), the parent organization of the Max Planck Institute for Multidisciplinary Sciences, and the University Medical Center Göttingen (“UMG”), both in Germany, for the development and commercialization of an innovative Covid-19 NanoAb therapy and an accompanying research collaboration agreement with MPG and UMG in support of the abovementioned development of a COVID-19 NanoAb. The agreements became effective January 1, 2022 and provide for an upfront payment, development and sales milestones, and royalties based on sales and sharing of sublicense revenues.

c.	On February 7, 2022 the Company issued 15,000 ADSs (6,000,000 shares) to Max-Planck-Gesellschaft zur Förderung der Wissenschaften e.V. under our exclusive, worldwide, License Agreement with MPG and UMG pursuant to Regulation S under the Securities Act.

d.	On March 23, 2022, the Company executed an additional research collaboration agreement (RCA) with MPG and UMG covering discovery, selection and characterization of NanoAbs for several other disease indications with large and growing markets that leverage their unique and strong binding affinity, stability at high temperatures, and potential for more effective and convenient routes of administration. These targets are the basis for validated and currently marketed monoclonal antibodies, including for conditions such as psoriasis, asthma, macular degeneration, and psoriatic arthritis. According to the contract, BiondVax will have an exclusive option for exclusive license agreement for the development and commercialization of each of the NanoAbs covered by the agreement with MPG and UMG.

e.

As of June 30, 2023, the Company’s cash and cash equivalents totaled $7,632. In the six months ended June 30, 2023, the Company had an operating loss of $7,277 and negative cash flows from operating activities of $5,935. The Company’s current cash and cash equivalents position is not sufficient to fund the Company’s planned operations for at least a year beyond the date of the filing date of the financial statements. Those factors raise substantial doubt about the Company’s ability to continue as a going concern. The ability to continue as a going concern is dependent upon the Company obtaining the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due. While the Company has successfully raised funds in the past, there is no guarantee that it will be able to do so in the future. The inability to borrow or raise sufficient funds on commercially reasonable terms, would have serious consequences on our financial condition and results of operations.

The Company’s current operating budget includes various assumptions concerning the level and timing of cash receipts and cash outlays for operating expenses and capital expenditures, including a cost saving plan. The Company is planning to finance its operations from its existing working capital resources and additional sources of capital and financing that are in the advanced planning phase. However, there is no assurance that additional capital and/or financing will be available to the Company, and even if available, whether it will be on terms acceptable to the Company or in amounts required. Accordingly, the Company’s board of directors approved a cost saving plan, to be implemented if and as required, in whole or in part, at its discretion, to allow the Company to continue its operations and meet its cash obligations. The cost saving plan consists of cutting expenditures by means of further efficiencies and synergies, which include mainly the following steps: reduction in headcount and postponing or cancelling capital expenditures that would not be required for the implementation of the revised business plan.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

The Company and the board of directors believe, however, that its existing financial resources, potential successful capital raising exercises and its operating plans, including the possible disposition of assets outside the ordinary course of business, restructuring of debt, along with the effects of the cost-saving plan, may be adequate to satisfy its expected liquidity requirements for a period of at least twelve months from the end of the filing date, although there is no guarantee.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and liabilities and commitments in the normal course of business. The financial statements for the six-months ended June 30, 2023  do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from uncertainty related to the Company’s ability to continue as a going concern.

NOTE 2:- LOAN FROM OTHERS

a.	On June 19, 2017, the Company entered into a Finance Contract with the European Investment bank (EIB) for a total amount of approximately $22,422 (€ 20,000) and up to 50% of the Company’s expected cost of developing and marketing the Company’s product candidate, M-001. In addition, as a repayment feature, the EIB was entitled to receive the higher between 3% of any M-001 sales revenues for a period of ten years, or realizing a cash-on-cash multiple of 2.8 times its financing.

During 2018, the Company received approximately $23,599 (€ 20,000) in two tranches of approximately $7,080 (€ 6,000) and the third tranche of approximately $9,439 (€ 8,000).

In the event the Company elects to prepay the EIB financing, or in the event the EIB shall demand prepayment following certain events, including a change of control, senior management changes or merger events, the Company shall be required to pay the EIB the principal amount of the tranches already paid, or the Prepayment Amount, plus the greater of:

(i)	the amount, as determined by the EIB required in order for the EIB to realize an internal rate of return on the relevant amount prepaid of 20%; and

(ii)	the Prepayment Amount.

The Finance Contract also stipulates that in the event the EIB demands prepayment of the loan due to any prepayment event to non-EIB lenders, the Company shall be obligated to pay the Prepayment Amount plus an additional reduced amount. In addition, and as consideration for the EIB financing, the EIB shall be entitled to 3% of any annual M-001 sales revenues.

b.	On April 22, 2019, the Committee of the EIB Bank agreed to expand the 2017 financing agreement to the Company by an additional approximately $4,502 (€ 4,000) to a total of approximately $27,013 (€ 24,000). An amendment to that effect was signed in June 2019 (the “Amendment”). Those funds were received in October 2019 and were used in support of the pivotal, clinical efficacy, Phase 3 trial of BiondVax’s M-001 Universal Flu Vaccine candidate in Europe that was ongoing at that time.

According to the Amendment, as repayment features, the EIB is entitled to receive the higher between 3% of any M-001 sales revenues for a period of twelve years or realizing a cash-on-cash multiple of 2.8 times its financing.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2:- LOAN FROM OTHERS (Cont.)

c.	On October 23, 2020, the Company announced Phase 3 clinical trial results of the M-001 universal vaccine product. The results did not demonstrate a statistically significant difference between the vaccinated group and the placebo group in reduction of flu illness and severity. Therefore, the study failed to meet both the primary and secondary efficacy endpoints. However, the study’s primary safety endpoint was met.

As a result of the Phase 3 clinical trial failure, Company’s management believes that there will be no revenues from the M-001 product. Therefore, most likely, there will be no royalty payments to EIB.

Under the Finance Contract, the EIB may accelerate all loans extended thereunder if an event of default has occurred, which includes, amongst other things, an event of default arising from the occurrence of a material adverse change, defined as any event or change of condition, which in the opinion of the EIB, has a material adverse effect on: our ability to perform our obligations under the Finance Documents; our business, operations, property, condition (financial or otherwise) or prospects; or the rights or remedies of the EIB under the Finance Contract, amongst other things. If the EIB determines that an event of default has occurred, it could accelerate the amounts outstanding under the Finance Contract, making those amounts immediately due and payable.

In accordance with the EIB loan agreement, and due to the above, the Company was required to pay the EIB the principal amount of the tranches already loaned by the EIB to the Company within five years of the date of each tranche of the loan. On December 31, 2020, the Company re-evaluated the loan in the sum of $29,443. As a result, the Company recorded an amount of $6,162 as revaluation income of the EIB loan in 2020.

On January 26, 2021, the EIB notified the Company that they welcome the Company’s efforts to secure future equity financing in an amount not less than $2,000 in order to enable the Company to pursue new business opportunities, strengthen the Company’s balance sheet and invest in growth. Thus, within that context, the EIB wrote in their letter that they will not consider the failure of the Company’s pivotal phase 3 trial for M-001 to meet the primary and secondary efficacy endpoints as a trigger for prepayment of a loan extended under the Finance Contract. However, the EIB cautioned the Company that their letter is not a consent, agreement, amendment or waiver in respect of the terms of the Finance Contract, reserving any other right or remedy the EIB may have now or subsequently.

d.	On August 9, 2022, the Company signed a loan restructuring agreement with the EIB for the new terms of its outstanding approximately $24,554 (€ 24,000) loan to the Company. The new terms include:

1.	An extension of the maturity dates from 2023 (approximately $20,462) and 2024 (approximately $4,092) until December 31, 2027.

2.	Interest on the Loan will begin to accrue starting January 1, 2022, at an annual rate of 7%. The interest payments will be deferred until the new maturity date and will be added to the principal balance at the end of each year during the loan period.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2:- LOAN FROM OTHERS (Cont.)

3.	An amount of $ 900 (approximately € 880) were paid by BiondVax on August 15, 2022, shortly after the execution of the relevant amendment letter with the EIB and was applied to reduce the outstanding loan. Going forward 10% of any capital raises until maturity will be used to further repay the Loan principal including any outstanding accrued interest.

4.	If the Company sales exceed approximately $5,332 (€ 5,000), 3% of the revenues will be paid to the EIB as royalties until the EIB receives (from the Loan repayment, inter alia the interest and the royalties) the higher of (i) a total of 2.8 times the original approximately $25,596 (€ 24,000) principal (as provided in the original Loan agreement) and (ii) 20% IRR on the principal.

5.	In case the Company decides to discharge all liabilities under the finance contract, inter alia payments of the variable remuneration, the Company would need to repay to the EIB an indemnity amount in addition to the Loan principal and the accrued interest. The indemnity amount will be calculated such that the EIB receives an additional payment equal to the greater of (i) the prepayment amount (i.e. twice the prepayment amount in the aggregate) and (ii) the amount required to realize 20% IRR on the prepayment amount at the time of prepayment.

The Company recorded the cash received in each tranche and a corresponding liability to repay the cash. The Company evaluates the estimated cash flows from the EIB loan at each reporting period. When the estimated cash flows change from the estimates used as of the date on which the EIB loan was issued, the EIB loan’s carrying amount is adjusted to an amount equal to the present value of the estimated remaining future payments, discounted by using the original effective interest rate. The adjustment to the carrying amount is recognized in earnings as an adjustment to interest expenses, in the period in which the change in estimate occurred.

On December 31, 2022 as a result of the loan restructure, the Company recorded an amount of $ 7,168 under finance income. Interest expense related to the EIB loan were $87.

On February 16, 2023, $725 was paid to the EIB as part of the loan restructure agreement.

For the six-months ended at June 30, 2023 the company recorded $4,321 under finance expenses due to the loan revaluation.

As of June 30, 2023, the outstanding principal amount related to the EIB loan in nominal terms is $ 26,065.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 3:- CONTINGENT LIABILITIES AND COMMITMENTS

Since 2006, the Company received approximately $5,830 in grants from the Israeli Innovation Authority (IIA), formerly known as the Office of the Chief Scientist. The grants were for research and development of M-001.

In return for those grants, the Company undertook to pay royalties amounting to 3%-5% on the revenues derived from sales of products or services developed in whole or in part using these grants. The maximum aggregate royalties paid generally cannot exceed 100% of the grants received by the Company, plus annual interest generally equal to the 12-month LIBOR applicable to dollar deposits, as published on the first business day of each calendar year. The maximum royalty amounts payable by the Company as of June 30, 2023 is approximately $ 5,830 which represents the total gross amount of grants actually received by the Company from the IIA including accrued interest. As of June 30, 2023, the Company had not paid any royalties to the IIA.

In light of the Phase 3 clinical trial results (see also Note 3.c above), the Company does not currently expect any revenues from M-001 and therefore does not currently expect to make any royalty payments to the IIA. Therefore, the Company does not record a liability for amounts received from IIA. As previously discussed, in the event of failure of a project that was partly financed by the IIA, the Company is not obligated to pay any royalties or repay the amounts received.

The Company is also subject to various other restrictions pursuant to the grant, including limitations on transferring IP developed with grant funds. In light of the Company’s new strategy, it does not expect these restrictions to be material to its ongoing operations.

NOTE 4:- SHAREHOLDERS’ EQUITY

a.	On December 20, 2022, the Company closed an underwritten public offering with gross proceeds to the Company of $8,000,000, before deducting underwriting discounts and other expenses payable by the Company. The offering consisted of 1,600,000 units and pre-funded units. Each unit consisted of one American Depositary Share (“ADS”) and two warrants, each to purchase one ADS, and each pre-funded unit consisted of one pre-funded warrant to purchase one ADS and two warrants each to purchase one ADS. One of the warrants will expire three years from the date of issuance, and the other warrant will expire one year from the date of issuance and may be exercised for half an ADS on or prior to six (6) months following the original issuance for no additional consideration. Each ADS (or pre-funded warrant) was sold together with two warrants at a combined purchase price of $5.00 per unit (or $4.99 per pre-funded unit after reducing $0.01 attributable to the exercise price of the pre-funded warrants). Each ADS represents 400 of our ordinary shares, no par value per share. The Company received a net sum of $7,231 after deduction of underwriter discounts and issuance expenses of $769. The warrants were classified as liabilities, initially and subsequently measured at fair value through earnings pursuant to ASC 480 as the warrants are not considered indexed to the Company’s own shares.

b.	On January 5, 2023, the Company issued 810,000 ADSs (324,000,000 shares) as a result of warrant exercises.

c.	During June, 2023, the Company issued 350,038 ADSs (140,015,200 shares) as a result of warrant exercises.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 5:- SHARE-BASED COMPENSATION

a.	Option plans:

Options granted under the Company’s 2005 Israeli Share Option Plan (“Plan”) were exercisable in accordance with the terms of the Plan, within 10 years from the date of grant, against payment of an exercise price. The options generally vest over a period of three or four years.

In March 2018, the Company’s Board of Directors approved the adoption of the Company’s 2018 Israeli Share Option Plan (“2018 Plan”) for the grant of options and restricted shares (“RSU”) to employees, directors and service providers. The options are exercisable within 10 years from the date of grant, against payment of the exercise price, in accordance with the terms of the 2018 Plan. The options generally vest over a period of three or four years.

There were no option grants during the six months ended June 30, 2023.

b.	The total share-based compensation expense related to all of the Company’s equity-based awards, recognized for the six months ended June 30, 2023 and 2022 is comprised as follows:

	Six months ended June 30,
	2023	2022
	Unaudited	Unaudited

Research and development expenses	$57	$44
Marketing, general and administrative expenses	395	826
Total share-based compensation	$452	$870

During the six months ended June 30, 2023, the company granted 126,931 RSU’s to employees and officers. These RSU’s vest over three years and the fair value of said grant was $280.

As of June 30, 2023, there are $463 of total unrecognized costs related to share-based compensation that is expected to be recognized over a period of up to four years.

The fair value of the granted RSUs was determined based on the stock marketprice of the Company’s ADS on the day of grant.